May 24, 2007

Mail Stop 4561

Mr. William D. Kirkland
Chief Executive Officer
Collexis Holdings, Inc.
1201 Main Street, Suite 980
Columbia, SC 29201

>**Re: Collexis Holdings, Inc.**
>**Item 4.01 Form 8-K**
>**Filed 3/30/07**
>**File No. 333-115444**

Dear Mr. Kirkland:

We issued a comment to you on the above captioned filing on April 6, 2007**.** As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by June 8, 2007 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by June 8, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3429 if you have any questions.

Sincerely,

Kristi Marrone
Staff Accountant